

UNITED STATES

SECURITIES ND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 4720

July 14 , 2010

Mark A. Turner
President and Chief Executive Officer
WSFS Financial Corporation
500 Delaware Avenue,
Wilmington, Delaware 19801

Re: WSFS Financial Corporation
Form 10-K
Filed March 16, 2010
File No. 001-16668

Dear Mr. Turner:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact John Spitz at 202-551-3484 or John P. Nolan at 202-551-3492 with any questions on the financial and accounting comments. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Financial Services Group